

January 31, 2012

Via E-mail
Wei Lin
Chief Executive Officer and Chairman of the Board of Directors
Transax International Limited
South Part 1-101, Nanshe Area
Pengnan Industrial Park on North Yingbinbei Road
Waisha Town of Longhu District
Shantou, Guangdong, China 515023

> **Re:** **Transax International Limited**
> **Form 8-K**
> **Filed January 6, 2012**
> **File No. 000-27845**

Dear Mr. Lin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 5

1. Please revise to disclose the percentage of revenue is attributable to your OEM services and the percentage attributable to your acting as a middle man/procurement agent. It appears that you are primarily attempting to increase the OEM portion of your business. Disclose the reasons why the procurement portion is not your chief focus for potential increase.

Product Description, page 5

2. Please briefly explain what ABS plastic materials are and what characteristics make these materials "environmentally-friendly."

<u>Certifications, page 7</u>

3. Please describe the procedures used to evaluate and identify qualifying local manufacturers in instances where distributors request additional testing, auditing, or certifications.

4. Please describe the quality control regulations you attempt to comply with and disclose who establishes these regulations.

5. Please disclose whether additional product and safety standard, approvals, or certifications, beyond those required by Chinese regulations, must be obtained to export your products to other countries, and if so, describe the applicable standards, approvals, or certifications.

<u>Quality Control Process, page 8</u>

6. Please clarify whether the "qualifications and required industry standards set by the PRC government" you reference here are the same standards discussed in the Certifications subsection. If not, please describe the qualifications and required industry standards and explain how "manufacturers are verified."

<u>Industry, page 9</u>

7. Please revise by discussing the specific markets where you distribute and sell your toy products. We note your disclosure on page 7 that 14% and 10% of your exports are to Britain and Mexico, respectively. Additionally, you discuss the North America and United States markets, but it appears from your discussion on page 7 that you do not export your toy products to the United States.

8. Please clarify what you mean by a "sustainable development model."

<u>Our Competitive Advantage, page 10</u>

9. Please explain how your location in Shantou City gives you a unique advantage over your competitors as it appears that a significant number of your competitors are similarly located.

10. Please substantiate that BT Shantou has established strong relationships with major suppliers and customers. We note in this regard that a significant percentage of your purchases and sales are to related parties.

11. Please balance the discussion in the third and fourth paragraphs by disclosing that Big Tree Magic Puzzle (3D) accounted for less than one percent of net sales for the period ended September 30, 2011. We note your disclosure in the fifth paragraph on page 10.

12. Additionally, please discuss in greater detail, here and in MD&A, how you intend to develop your market for Big Tree Magic Puzzle (3D) and build new distribution channels in China. Please include detail regarding estimated costs and milestones and source(s) of funds to the extent material.

Growth Strategy, page 10

13. Please discuss in greater detail, here and in MD&A, how you intend to implement the strategies discussed in this section. Include detail regarding estimated costs, milestones, and the source(s) of funds.

14. Please explain how the potential acquisitions of Yunjia Fashion Clothing Co., Ltd. and Xinzhongyang Toy Industrial Co., Ltd. will enhance the value of your company and streamline operations given that both entities are controlled by related parties.

Competition, page 10

15. Please discuss the barriers to entry into the Chinese toy products market. We note your disclosure in the second risk factor on page 16.

Directors and Executive Officers, page 14

16. Please revise Wei Lin's biography to include his relationship with Xinzhongyang Toy Industrial Co., Ltd. and Yunjia Fashion Clothing Co., Ltd.

Our History, page 15

17. Please disclose your entire corporate history, including the merger between Transax International and Vega-Atlantic Corporation.

Risk Factors, page 15

18. Please add a risk factor describing the risks related to environmental and safety concerns with toy products exported from China. We note in this regard your disclosure in the third paragraph on page 9.

19. We are aware that under the Enterprise Income Tax Law, the PRC tax authority may impose adjustments to a company's taxable income on related party transactions in certain circumstances. Please tell us what consideration you gave to inclusion of risk factor disclosure of the attendant risks in light of your significant related party transactions.

20. Please add a risk factor discussing the risk that publicized scandals involving accounting issues of Chinese public companies traded in the U.S. might lead to reduced interest in

your securities.  In your revised risk factor, please include a cross reference to the risk factor disclosing that you have no audit committee financial experts.

A limited number of customers, page 17

21. Please identify each customer and its respective percentage of net sales for those customers who accounted for 10% or more of your net sales for the fiscal year ended December 31, 2010 and the nine months ended September 30, 2011.

From time to time we engage in related party transactions, page 17

22. Please disclose the specific risks to you from your significant reliance on related parties in the conduct of your business.  In your revised discussion, identify the related parties, the nature of their relationship to you, and the nature of the related party transactions.

23. Please present the risks discussed in the second, third, and fourth paragraphs of this risk factor in a separately captioned risk factor.

Fluctuations in the value of the RMB, page 20

24. Please revise this risk factor by disclosing the risks referenced in the sixth paragraph on page 9.

Our controlling stockholders, page 24

25. Please identify the two stockholders who beneficially own 95.6% of your common stock.

Management's Discussion and Analysis, page 25

Results of Operations, page 27

26. Please refer to your discussion of the change in revenues reported for the nine month period ended September 30, 2011, as compared to the same period of fiscal year 2010. Per your disclosure, BT Brunei export sales accounted for approximately 84% of your total revenues for the first nine months of September 30, 2011.  Similarly, you subsequently disclose that your effective tax rate for the nine months ended September 30, 2011 was negligible since approximately all of your consolidated taxable income was attributable to BT Brunei's operating income.  Based the discussion of your organization and operations in Note 1 to your financial statements, BT Brunei was not formed until April 13, 2011 and BT Shantou is your principal operating subsidiary.  Therefore, please clarify for us, as well as in your MD&A disclosure, the nature of the revenue and operating income that has been attributed to BT Brunei.  For example, if the revenue and operating income attributed to BT Brunei reflects all the amounts recognized subsequent to BT Brunei's acquisition of BT Shantou, please disclose this fact, as well as the acquisition date.  Alternatively, if your operating results are allocated between BT Brunei

and BT Shantou for internal reporting and/or analysis, please explain the basis for this allocation.

27. Please discuss and analyze each of the material reasons underlying the changes in your revenues, cost of revenues, gross margin, and operating expenses for the nine months ended September 30, 2011 compared to the same period in 2010.  Additionally, each material variance in cost of revenues should be disclosed, quantified, and discussed.  In particular:

- Discuss the reasons you were able to substantially increase your revenues year-over-year;
- Discuss the steps you took and the reasons for your lower cost of toy products and quantify the extent to which this factor reduced your cost of revenues;
- Discuss the improved efficiencies in your supply chain and quantify the extent to which this factor reduced your cost of revenue; and
- Explain how increased export sales resulted in an improvement in gross margin.

28. In this regard, please discuss and analyze all known trends and uncertainties resulting from your dependence on export sales for a substantial portion of your revenues.  In particular, specifically discuss trends and uncertainties resulting from appreciation of the RMB, including inflation, increasing costs of raw materials, and stagnant sales prices. We note in this regard your disclosure in the sixth paragraph on page 9.

29. Please discuss the role of your sales network in the sales and distribution of your toy products.  We note in this regard that while your revenues increased $15,315,917 in the nine months ended September 30, 2011 compared to the same period in 2010, selling expense only increased $27,347.

30. We note that you have attributed the increase in the amount of general and administrative expenses incurred during the nine month period ended September 30, 2011, as compared to the same period of prior year, to (I) higher salary and employee benefits due to additional sales employees and (II) procurement service fees paid to your agent(s) for toy purchases and the arrangement of deliveries of toy products.  Please quantify the impact of each of these factors.

Security Ownership of Certain Beneficial Owners and Management, page 31

31. Please revise footnote (3) to the beneficial ownership table by disclosing the natural person(s) who exercise voting power or investment power over the shares of common stock held by Carlingford Investments Limited.

Exhibit 99.1

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 8

32. Please revise your discussion here and in the "Critical Accounting Policies" section of
MD&A to disclose your specific policy for recognizing and measuring your revenues.

33. Please provide us with your analysis under ASC 605-45 for gross versus net reporting of
revenue. In this regard, we note from your disclosure on page 26 in MD&A that your
primary focus is on procurement services for toy distributors and wholesalers – including
identifying, evaluating, and engaging local manufacturers for supply of toys. Please be
detailed in your response.

Exhibit 99.2

Pro forma Consolidated Statements of Operations, page 3

34. We note that the historical statements of operations, which you used for purposes of
preparing of your pro forma financial information, should not have included information
related to Transax International Limited's discontinued operations. As such, please
revise the pro forma consolidated statements of operations that have been provided in
Exhibit 99.2. Refer to Instruction 1 to Rule 11-02 of Regulation S-X for further
guidance.

35. Please refer to Rule 11-02(a) of Regulation S-X. We note that the primary objective of
pro forma financial information is to provide investors with information about the
continuing impact of a particular transaction by showing how the transaction may have
affected historical financial statements if it had been consummated at an earlier time. We
note further that as a result of the recapitalization effected through your reverse merger
transaction, the financial information provided in your future periodic reports (i.e.,
including the historical financial statements) should be the financial position and results
of operations of Big Tree. In this regard, it is not clear to us why your pro forma
consolidated statements of operations do not include adjustments for certain amounts that
were reported on Transax International Limited's ("Transax") historical financial
statements, but do not appear to relate to the continuing operations of Big Tree. For
example, your pro forma statements of operations do not include adjustments for certain
"other" income and expense items, such as the "gain from derivative liability" and
"registration rights penalty recovery," which were reported on Transax's statement of
operations for the period ended September 30, 2011, but do not appear to relate the
continuing operations of Big Tree. Please revise your pro forma statements of operations
for both the nine-month period ended September 30, 2011 and the year ended December
31, 2010, as appropriate, or advise.

36. To the extent that your planned reverse stock split is formally approved by your stockholders and effected prior to the date on which you file your amended report on Form 8-K, please revise the pro forma earnings per share amounts reported on your pro forma statements of operations to give effect to this change to your capital structure.

Other

37. Please include a consent from the independent registered public accounting firm in any future amendments to your Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director